UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-8951

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M.D.C. HOLDINGS, INC.

4350 South Monaco Street

Denver, CO 80237

M.D.C. Holdings, Inc. 401(k) Savings Plan

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Board of Directors

M.D.C. Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan (“Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States.

As described in Note 2 to the financial statements, the Plan has retrospectively applied the adoption of Accounting Standards Update No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans (Topic 962) Reporting Loans to Participants by Defined Contribution Pension Plans” to classify the participants loans as notes receivable from the plan participants with the statement of net assets available for benefits.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eide Bailly LLP
Minneapolis, Minnesota
June 28, 2011

M.D.C. Holdings, Inc.

401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Cash and cash equivalents	$99,183	$67,215
Investments, at fair value:
Mutual funds	45,492,437	43,621,474
Money market mutual fund	9,832,597	11,847,049
Common stock of plan sponsor	4,774,674	5,970,621

Total investments	60,099,708	61,439,144

Receivables:
Notes receivable from participants	1,020,140	1,082,876
Other	13,646	—

Total Assets	61,232,677	62,589,235

Liabilities
Accounts payable	—	40,690
Excess contributions due to participants	80,074	—

Net assets available for plan benefits at fair value	$61,152,603	$62,548,545

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2010
Additions to net assets attributed to:
Investment income:
Interest and dividends	$980,858
Net appreciation in fair value of investments	5,136,208

Net investment income	6,117,066

Contributions:
Employer - Cash	266,940
Employee	3,713,197
Rollovers	386,800

Total contributions	4,366,937
Total additions	10,484,003

Deductions from net assets attributed to:
Payment of plan benefits and other distributions	11,813,535
Administrative expenses and fees	66,410

Total deductions	11,879,945

Net decrease in net assets available for plan benefits	(1,395,942)
Net assets available for plan benefits, at beginning of year	62,548,545

Net assets available for plan benefits, at end of year	$61,152,603

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. This document describes the Plan during 2010 and 2009.

General

The Plan was initially adopted effective January 1, 1992 and amended several times. The Plan is a defined-contribution plan available to all eligible employees of M.D.C. Holdings, Inc. and its subsidiaries (the “Company” or “MDC”) who, among other things, are age 21 or older. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

The Plan was amended and restated on December 23, 2009 as follows:

•	The fixed match is twenty-five cents ($0.25) per dollar up to 4% of pay effective for Plan years on or after January 1, 2010.

•	No conditions are imposed by the Plan on divesting employee stock, effective January 1, 2008.

•	Required minimum distributions were waived for 2009.

Contributions

Eligible participants may contribute an amount up to 100% of their pre-tax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitations set up by the Plan Administrator and the Plan document.

The Plan established a Roth 401(k) contribution option effective May 1, 2010 under which participants may contribute Roth contributions (after-tax) to the Plan.

Deferral contributions shall not exceed certain limits as set forth by the IRC ($16,500 in 2010). The Internal Revenue Service generally adjusts this limitation each year for cost-of-living increases. Participants may change their contribution percentage throughout the year. A participant may cease making pre-tax contributions or after-tax Roth contributions, at any time. In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older were allowed additional catch up contributions of $5,500 in 2010.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements

For 2010, the Company amended the matching contribution formula and made matching contributions equal to twenty five cents ($0.25) per dollar up to 4% of eligible pay the participant elected to defer. The Company also may make discretionary profit sharing contributions. For 2009, the Company made matching contributions equal to fifty cents ($0.50) per dollar up to 4% of eligible pay the participant elected to defer. The Company did not make any profit sharing contributions during the year ended December 31, 2010.

The Company’s matching and profit sharing contributions are to be made in cash. Total annual additions (not including catch-up contributions) under the Plan and any other defined contribution plans sponsored by the Company are limited to the lesser of $49,000 or 100% of a participant’s annual eligible compensation in 2010 and 2009.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan document.

Participant Eligibility

During 2010, employees of MDC were eligible to participate in the Plan:

•	When they attain age 21;

•	The first day of the month following their date of hire;

•

Who are not governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in this Plan; or

•	Who are not certain non-resident aliens who have no earned income from sources within the United States.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

Forfeitures

Forfeitures result from the non-vested portion of the account balances attributable to employer contributions remaining in the Plan for all terminated employees. Upon reaching a break-in-service, as defined in the Plan document, amounts forfeited by participants are added to any accumulated forfeitures in the Plan. Forfeitures are available to offset employer contributions or to pay Plan expenses in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $107,408 and $290,227 are included as a component of net assets available for benefits as of December 31, 2010 and 2009, respectively. The Company used $299,872 of the December 31, 2010 forfeiture balance to offset 2010 Company matching contributions made during 2010. During the 2010 Plan year, $101,125 of forfeitures were utilized to pay Plan administrative expenses.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Vesting

Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. Effective January 1, 2009, a participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 1 year	0%
After 1 year	20%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

However, pursuant to the Plan document, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:

1.	the participant reaches normal retirement age (age 65);

2.	the participant has become totally and permanently disabled as defined by the Plan;

3.	the participant has died;

4.	termination of the Plan;

5.	partial-plan termination that affects the participant; or

6.	complete discontinuance by the employer of contributions to the Trust Fund.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time except that members of management, directors, or other insiders, as defined, must comply with the Company’s insider trading policy when transferring an investment out of the MDC stock fund (which has been frozen for new investments).

Payment of Benefits

A participant who has attained the age of 59 1/2, or has satisfied the terms for a financial hardship, may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. Distributions are subject to the applicable provisions of the Plan document.

The average deferral percentage (“ADP”) of certain highly compensated employees did exceed that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the IRC for the Plan year ended December 31, 2010. As a result, the Plan refunded $80,074 to 37 highly-compensated employees who on average received a refund distribution of $2,164. The pay threshold for determining highly-compensation employees is $110,000.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Expenses

The Plan pays all administrative expenses, which are incurred in connection with the Plan. These expenses totaled $66,410 for the year ended December 31, 2010.

Notes Receivable from Participants

Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made, or (2) 50% of the vested portion of the participant’s account. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s vested account balance and bear interest at a commercially reasonable rate based on the terms and security for the loan. Interest rates on outstanding loans ranged from 4.25% to 9.25% as of December 31, 2010. Principal and interest are paid through approximately level payments made each paycheck. Each participant may have only one loan outstanding at any time.

As a result of the adoption of the Financial Accounting Standards Board’s (FASB) Accounting Standards Update (“ASU”) No. 2010-25, Plan Accounting—Defined Contribution Pension Plans, the Plan retrospectively classified participant loans as notes receivable from participants in the statements of net assets available for benefits and measured them at their unpaid principal balance plus any accrued but unpaid interest. The implementation of this standard did not impact the Plan’s total net assets available for benefits or the change in net assets available for benefits.

2. Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment portfolio, as detailed in the accompanying Statements of Net Assets Available for Benefits, is stated at fair value.

The net change in fair value of investments (net realized and unrealized depreciation in value of investments and dividends earned) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Payment of Benefits

Distributions of benefits are recorded when paid.

3. Fair Value Measurement

The Plan applies the provisions of Accounting Standards Codification 820 “Fair Value Measurements and Disclosures” (“ASC 820”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. ASC 820 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in certain preceding accounting pronouncements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

ASC 820 requires that we describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2010. We have described below the methodology used to measure each major category of assets and liabilities.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.

•	Money market mutual fund is valued at the net asset value (“NAV”) of shares held by the Plan and classified within Level 1 of the valuation hierarchy.

•

M.D.C. Holdings, Inc. common stock is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

The following table presents the fair value of financial instruments as of December 31, 2010 and 2009 by type of asset and by the ASC 820 valuation hierarchy described above.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

	December 31,
	2010	2009
Mutual funds
Growth	$13,642,382	$13,421,414
Balanced	10,671,262	10,464,422
Index	9,544,278	9,297,010
Fixed	6,467,392	6,319,933
Target Retirement	5,167,123	4,118,695
Money market mutual fund	9,832,597	11,847,049
M.D.C. Holdings, Inc. Common Stock	4,774,674	5,970,621

Total	$60,099,708	$61,439,144

4. Investments

The fair market value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2010 and 2009 are separately identified as follows:

	December 31,
	2010	2009
Schwab Treasury US Money Market Fund	$9,832,597	$11,847,049
American Europacific Growth	5,060,141	5,602,083
Vanguard Institutional Index	4,863,772	4,805,120
M.D.C. Holdings, Inc. Common Stock	4,774,674	5,970,621
Vanguard Mid Cap Index Signal	4,680,506	4,491,890
American Growth Fund of America	4,257,374	4,300,529
Royce Total Return – Institutional Class	4,119,017	3,730,526
American Balanced Income Fund	3,730,472	3,919,716
JP Morgan Core Bond – Select	3,518,934	3,468,173

During 2010, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated in fair value as follows:

Mutual funds	$ 5,322,028
Common stock	(185,820)

Total	$5,136,208

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

During the 2009 Plan year, due to a significant decrease in the number of Company employees, the Plan experienced a partial-plan termination. As a result, subsequent to December 31, 2009, the Plan reinstated and vested $43,985 of forfeitures and vested $97,788 of Plan assets that were still included in the Plan participant accounts at December 31, 2009 associated with the 2009 partial-plan termination. The Plan did not experience a partial-plan termination during the 2010 plan year.

6. Income Taxes

Prior to October 29, 2008, the Plan document was a standardized Invesco Prototype Plan and Trust sponsored by AMVESCAP Retirement, Inc. During that time, the Plan relied on the IRS Opinion Letter provided to the Invesco Prototype Plan and Trust to reflect that the Plan was tax-qualified as written. This Plan has received a determination letter from the Internal Revenue Service dated August 30, 2001, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this issuance of the determination letter and the plan administrator believes the Plan document continues to qualify in form. In order for the Plan to maintain its tax position as a tax-exempt plan, it is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax position taken by the Plan, specifically its determination that it is a tax-exempt plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations prior to 2007.

Employee contributions to the Plan are made from pre-tax earnings and after tax earnings for Roth contributions, as permitted by Section 401(k) of the IRC, and are subject to federal income taxes when distributed. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Notes to Financial Statements (Continued)

7. Related Party Transactions

The Plan holds an investment in a money market mutual fund managed by Schwab Retirement. Charles Schwab Trust Company is the asset trustee, and is an affiliate of Schwab Retirement, and therefore, transactions involving this investment qualify as party-in-interest.

In 2009 it was discovered that the Section 401(a)17 Compensation Limitation was not appropriately applied to employer matching calculations for the 2007 and 2008 Plan years as well as for a portion of the 2009 Plan year. As a result, certain highly compensated employees received employer matching contributions in excess of the maximum amount allowed under the terms of the Plan and IRS guidelines. As part of the IRS Employee Plans Compliance Resolution System, the Plan completed a Statement of Self Correction to resolve this issue on December 18, 2009. Forty Plan participants with balances remaining in the plan incurred forfeitures totaling $108,848 to reduce these overages. Additionally, the Plan funded $27,939 in employer contributions to the Plan’s forfeiture account to correct amounts already distributed to 17 former Plan participants. All affected participants were notified regarding this matter.

The Plan and its participants have investments in common stock of the Plan Sponsor, MDC, which has been frozen for new investments. After January 2, 2008, participant contributions and employer matching contributions no longer can be in the form of MDC common stock.

8. Concentration of Credit Risk

The Plan is required by ASC 815 “Derivatives and Hedging” to disclose significant concentrations of credit risk regardless of the degree of such risk. At December 31, 2010 and 2009, the financial instruments, that potentially subject the Plan to a concentration of credit risk consisted principally of investments and participant loans.

The Plan provides for various investment options in common stock, mutual funds and a money market mutual fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and amounts presented in the Statements of Net Assets Available for Benefits.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

Supplemental Schedule

M.D.C. Holdings, Inc.	EIN 84-0622967
401(k) Savings Plan	Plan 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Charles Schwab	Schwab Treasury US Money Market Fund		9,832,597
	The American Fund Group	Europacific Growth Fund		5,060,141
	Vanguard Funds	Institutional Index		4,863,772
*	M.D.C. Holdings, Inc.	Common Stock		4,774,674
	Vanguard Funds	Mid Cap Index Signal		4,680,506
	The American Fund Group	Growth Fund of America		4,257,374
	Royce Funds	Total Return – Institutional Class		4,119,017
	The American Fund Group	Balanced Income Fund		3,730,472
	JP Morgan Chase & Company	JP Morgan Core Bond – Select		3,518,934
	Vanguard Funds	Windsor II ADM		2,821,773
	Vanguard Funds	Explorer Admiral Shrs		2,729,867
	Pasific Investment Management Corp.	PIMCO Real Return Bond Admin		1,902,284
	AIM	AIM Real Estate Institutional		1,595,000
	T Rowe Price	Retirement 2020		1,586,939
	T Rowe Price	Retirement 2030		1,338,421
	T Rowe Price	Retirement 2040		1,253,934
	Pasific Investment Management Corp.	PIMCO High Yield - Admin		1,046,174
	T Rowe Price	Retirement 2010		419,045
	T Rowe Price	Retirement 2050		336,733
	T Rowe Price	Retirement Inc.		232,051
	Charles Schwab	Cash		99,183

	Total Investments, at fair value			$60,198,891

	Notes receivable from participants	Interest rates from 4.25 - 9.25% and maturing through 2020	—	1,020,140

Note: Column (d) is not applicable for investments as all investments are participant-directed.

* Indicates an identified entity known to be a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.D.C. HOLDINGS, INC. 401(k) Savings Plan

Dated: June 28, 2011	By:	/s/ Vilia Valentine
Vilia Valentine
Vice President, Controller and Chief Accounting Officer
On behalf of the Administrative Committee of the M.D.C. Holdings, Inc. 401(k) Savings Plan, Plan Administrator

EXHIBIT

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm